上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
上海實業集團成員 A Member of SIIC

RECEIVED
JUL 20 P 12:32

Our Ref: SIHL/ADR/07

16th July 2007

By Courier

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

07025429

Dear Sirs,

SUPPL

Shanghai Industrial Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-5160

On behalf of Shanghai Industrial Holdings Limited (the "Company"), I enclose a copy of the announcement dated 16th July 2007 in respect of suspension of trading pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act").

Pursuant to Rule 12g3-2(b)(4) and (5), the aforesaid announcement shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of the same shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Meanwhile, should you have any queries, please do not hesitate to contact the undersigned at (852) 2876 2306.

Yours faithfully,

PROCESSED
JUL 25 2007
THOMSON
FINANCIAL

Marina Wong
Company Secretary

dw 7/23

Encl.

c.c. Messrs. Morrison & Foerster, LLP (By Mail)
Attn: Mr. Paul Boltz/Mr. Jonathan Lemberg

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 363)

SUSPENSION OF TRADING

At the request of Shanghai Industrial Holdings Limited (the "Company"), trading in the shares of the Company will be suspended from 9:30 a.m. on 16th July 2007 pending the release of an announcement regarding price sensitive information of the Company.

By Order of the Board
Shanghai Industrial Holdings Limited
Wong Mei Ling, Marina
Company Secretary

Hong Kong, 16th July 2007

As at the date of this announcement, the Board of the Company is comprised of:

Executive Directors:
Mr. Cai Lai Xing, Mr. Cai Yu Tian, Mr. Qu Ding, Mr. Lu Ming Fang, Mr. Ding Zhong De, Mr. Qian Shi Zheng, Mr. Yao Fang and Mr. Tang Jun

Independent Non-Executive Directors:
Dr. Lo Ka Shui, Prof. Woo Chia-Wei and Mr. Leung Pak To, Francis

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
上海實業集團成員 A Member of SIIC

RECEIVED
2007 JUL 20 P 12:32

Our Ref: SIHL/ADR/07

17th July 2007

By Courier

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

Dear Sirs,

Shanghai Industrial Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-5160

On behalf of Shanghai Industrial Holdings Limited (the "Company"), I enclose copies of two announcements both dated 16th July 2007 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act").

Pursuant to Rule 12g3-2(b)(4) and (5), the aforesaid announcements shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of the same shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Meanwhile, should you have any queries, please do not hesitate to contact the undersigned at (852) 2876 2306.

Yours faithfully,

Marina Wong
Company Secretary

Encl.

c.c. Messrs. Morrison & Foerster, LLP (By Mail)
Attn: Mr. Paul Boltz/Mr. Jonathan Lemberg

M:\Kylie\Letter\...\Ltr to SEC (ADR).doc

香港告士打道39號夏愨大廈26樓 電話：(852) 2529 5652 傳真：(852) 2529 5067
26/F., Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong Tel : (852) 2529 5652 Fax: (852) 2529 5067

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 363)

NOTIFICATION

PLACING OF EXISTING SHARES AND SUBSCRIPTION OF NEW SHARES AND RESUMPTION OF TRADING

An announcement containing details of the matter is available for viewing on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk under "Latest Listed Company Information" and on the website of Shanghai Industrial Holdings Limited at www.sihl.com.hk under "News".

This notification merely serves to advise investors of the matter and of the publication of the announcement on the above websites. ***This notification does not contain information upon which an investment decision should be based and should not be relied upon by investors for such purpose.*** Investors should refer to the announcement for details of the matter.

The announcement is available for inspection to the public at no charge at 26/F., Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong from 9:00 a.m. to 12:30 p.m. and from 1:30 p.m. to 5:30 p.m., Mondays to Fridays (except public holidays), from today until 16th August 2007. Copies will be provided upon request at no charge.

By Order of the Board
Shanghai Industrial Holdings Limited
Wong Mei Ling, Marina
Company Secretary

Hong Kong, 16th July 2007

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code : 363)

PLACING OF EXISTING SHARES
AND
SUBSCRIPTION OF NEW SHARES
AND
RESUMPTION OF TRADING

SUMMARY

On 16th July 2007, the Vendor and the Company entered into the Placing Agreement with the Placing Agent, pursuant to which the Placing Agent will, on a fully underwritten basis, purchase or procure purchasers to acquire, and the Vendor will sell 96,900,000 existing Shares at the Placing Price of HK$31.20 per Share.

The Placing Price represents a discount of 4% to the closing price of HK$32.50 per Share as quoted on the Stock Exchange on 13th July 2007 (being the last trading day prior to suspension in trading of the Shares pending the publication of this announcement); a discount of approximately 0.19% to the average closing price of approximately HK$31.26 per Share as quoted on the Stock Exchange for the last 5 trading days up to and including 13th July 2007; and a premium of approximately 1.73% to the average closing price of HK$30.67 per Share as quoted on the Stock Exchange for the last 10 trading days up to and including 13th July 2007. The Placing Shares represent approximately 9.99% of the existing issued share capital of the Company of 969,709,000 Shares.

The Vendor had also on 16th July 2007 entered into the Subscription Agreement with the Company pursuant to which the Vendor has conditionally agreed to subscribe for 96,900,000 New Shares at the Placing Price. The New Shares represent approximately 9.99% of the existing issued share capital of the Company of 969,709,000 Shares and approximately 9.08% of the issued shares capital of the Company as enlarged by the Subscription.

The gross proceeds from the Subscription are estimated to be approximately HK$3,023 million. The net proceeds from the Subscription (after deduction of commission and expenses of the

Placing) are estimated to be approximately HK$2,959 million and based on such estimated net proceeds, the net Placing Price is approximately HK$30.54 per Share. At present, the Company intends to use the net proceeds of the Placing for potential acquisition of assets and projects in infrastructure and real estate businesses, including commercial property projects such as office buildings and/or hotels.

Trading in the Shares has been suspended at the request of the Company with effect from 9:30 a.m. on Monday, 16th July 2007 pending the release of this announcement. Application has been made to the Stock Exchange for resumption in trading of the Shares with effect from 9:30 a.m. on Tuesday, 17th July 2007.

PLACING AGREEMENT DATED 16TH JULY 2007

Parties

(a) the Vendor, a company incorporated in the British Virgin Islands, which is a wholly-owned subsidiary of SIIC (the controlling shareholder of the Company). SIIC, through its various subsidiaries, is interested in approximately 56.52% of the issued share capital of the Company. As at the date of the Placing Agreement, the Vendor is beneficially interested in 468,066,000 Shares, representing approximately 48.3% of the existing issued share capital of the Company;

(b) the Company; and

(c) the Placing Agent (as the placing agent and underwriter of the Placing).

The Placing Shares

Pursuant to the Placing Agreement, the Vendor will sell 96,900,000 Shares, representing approximately 9.99% of the existing issued share capital of the Company or approximately 9.08% of the issued share capital of the Company as enlarged by the Subscription.

Underwriting

The Placing Agent will purchase or procure purchasers to acquire the Placing Shares. The Placing is fully underwritten by the Placing Agent. The Placing Agent is not a connected person of the Company under the Listing Rules for the purposes of this transaction. The Placing Agent will receive a placing commission equal to 1.9% of the aggregate Placing Price for the Placing Shares.

Placing Price

The Placing Price was arrived at after arm's length negotiations between the Company, the Vendor and the Placing Agent. The Placing Price represents a discount of 4% to the closing price of HK$32.50 per Share as quoted on the Stock Exchange on 13th July 2007 (being the last trading day prior to suspension in trading of the Shares pending the publication of this announcement); a discount of approximately 0.19% to the average closing price of HK$31.26 per Share as quoted on the Stock Exchange for the last 5 trading days up to and including 13th July 2007; and a premium of approximately 1.73% to the average closing price of HK$30.67 per Share as quoted on the Stock Exchange for the last 10 trading days up to and including 13th July 2007.

Rights attached to the Placing Shares

The Placing Shares will be sold free of all liens, charges and encumbrances, claims, options and third party rights and together with all rights attaching thereto as at the Closing Date, including the right to receive all dividends or other distributions declared, made or paid on the Placing Shares at any time on or after the Closing Date.

Independence of Placing Agent and placees

The Placing Agent is independent of and not connected with the Vendor or any person acting in concert with it (as defined in the Hong Kong Code on Takeovers and Mergers). The Placing Agent is a third party independent of the Company and its connected persons (as defined under the Listing Rules).

To the best knowledge, information and belief of the Directors having made all reasonable enquiries, the placees and their ultimate beneficial owners will not be connected persons (as defined in the Listing Rules) of the Company.

It is expected that there will be not less than six placees who will be professional, institutional or other investors selected and procured by the Placing Agent for the placing of the Placing Shares. So far as the Company is aware, the Placing will not result in any of the placees becoming a substantial shareholder of the Company.

Conditions of the Placing

The obligations of the Placing Agent to proceed to completion of the Placing are conditional upon:

(a) the Subscription Agreement having been entered into and not subsequently having been revoked, terminated or modified; and

(b) there not having occurred at any time prior to Completion (i) any material breach of, or any event rendering untrue, incorrect or breached in any material respect, any of the representations, warranties or undertakings of the Company or the Vendor referred to in the Placing Agreement or (ii) any material breach of, or material failure to perform, any of the other obligations of the Company or the Vendor which are required to be performed at or before Completion.

If any of the above conditions are not fulfilled or waived by the Placing Agent by the Closing Date, the Placing Agreement shall cease and terminate.

Completion of the Placing

Subject to the fulfilment or waiver of the conditions to the Placing, Completion shall take place on 18th July 2007 or such other time or date as the Vendor and the Placing Agent shall agree.

Lock-up undertaking

The Company has undertaken to the Placing Agent that (except for (i) the New Shares to be allotted and issued pursuant to the Subscription Agreement, (ii) any new Shares to be issued pursuant to the exercise of options granted whether prior to or after the date hereof pursuant the share option scheme adopted by the Company on 31st May 2002 and/or (iii) any Shares or other securities or rights issued or granted to shareholders by way of bonus or under any scrip dividend or similar

arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with its Articles of Association or on the exercise of rights existing at the date of the Placing Agreement) from the date of the Placing Agreement and on and prior to the date being 90 days after the date of the Placing Agreement, it will not (without the prior written consent of the Placing Agent, which consent shall not be unreasonably withheld or delayed) allot or issue any Shares or any securities convertible into or exercisable or exchangeable for Shares pursuant to the general mandate granted by the shareholders of the Company to the Directors on 30th May 2007.

SUBSCRIPTION AGREEMENT DATED 16TH JULY 2007

Parties

(a) the Vendor; and

(b) the Company.

The New Shares

Pursuant to the Subscription Agreement, the Vendor has conditionally agreed to subscribe for 96,900,000 Shares, representing approximately 9.99% of the existing issued share capital of the Company or approximately 9.08% of the issued share capital of the Company as enlarged by the Subscription.

Subscription price

The aggregate subscription price for the New Shares shall be an amount equal to the Placing Price multiplied by the number of New Shares (after adjusting for the deduction of expenses in relation to the Placing paid by the Vendor and the addition of interest earned on the net proceeds of the Placing during the period from Completion up to (but excluding) the date of the subscriptions pursuant to the Subscription Agreement).

General mandate to issue New Shares

The New Shares will be issued pursuant to the general mandate granted by the shareholders of the Company to the Directors on 30th May 2007. The maximum number of Shares which may be issued by the Company pursuant to the general mandate mentioned above is 193,811,800 Shares. As at the date of this announcement, no Shares have been issued by the Company pursuant to the general mandate mentioned above.

An application will be made to the Stock Exchange for the listing of, and permission to deal in, the New Shares to be issued pursuant to the Subscription.

Ranking

The New Shares, when issued and fully paid, will rank equally with the existing Shares of the Company in issue as at the date of issue of the New Shares.

Conditions of the Subscription

Completion of the Subscription is conditional upon:

(a) the completion of the Placing; and

(b) the Listing Committee of the Stock Exchange having granted its approval for the listing of, and permission to deal in, all the New Shares.

Completion of the Subscription

Completion of the Subscription will take place at a time to be fixed between the Company and the Vendor and in any event within one business day of the fulfilment of the last of the Conditions, provided that completion of the Subscription shall take place within 13 days from the date of the Placing Agreement. If completion of the Subscription does not take place within 13 days after the date of the Placing Agreement, the obligations and liabilities of the Vendor and the Company under the Subscription Agreement shall cease and terminate.

EFFECT OF THE PLACING AND THE SUBSCRIPTION

The shareholdings in the Company before and after the Placing and the Subscription are summarised as follows:

	As at the date of the Placing Agreement and Subscription Agreement		Immediately after Completion of the Placing but before the Subscription		Immediately after Completion of the Placing and the Subscription	
	No. of Shares	Approx. %	No. of Shares	Approx. %	No. of Shares	Approx. %
Vendor (Note 1)	468,066,000	48.27	371,166,000	38.28	468,066,000	43.88
SIIC Capital (B.V.I.) Limited (Note 1)	80,000,000	8.25	80,000,000	8.25	80,000,000	7.5
SIIC CM Development Limited (Note 1)	10,000	0.001	10,000	0.001	10,000	0.001
Other shareholders (Note 2)	8,156,000	0.84	8,156,000	0.84	8,156,000	0.76
Public shareholders (including the placees)	413,477,000	42.64	510,377,000	52.63	510,377,000	47.85
Total	969,709,000	100	969,709,000	100	1,066,609,000	100

Notes:

1. The Vendor, SIIC Capital (BVI) Limited and SIIC CM Development Limited are all wholly-owned subsidiaries of SIIC, which in aggregate is interested in 56.52% of the existing issued share capital of the Company immediately before the Placing. SIIC's interests in the issued share capital of the Company (held through its above mentioned subsidiaries) will be decreased to approximately 46.53% immediately after completion of the Placing and will be increased to approximately 51.38% immediately after completion of the Subscription.

2. These other shareholders of the Company are certain Directors.

REASONS FOR THE PLACING AND THE SUBSCRIPTION AND USE OF PROCEEDS

The Group is principally engaged in the businesses of real estate investment, infrastructure facilities, medicine and consumer products.

The Directors consider that the Placing and the Subscription will strengthen the capital base of the Company. The gross proceeds from the Subscription are estimated to be approximately HK$3,023 million. The net proceeds from the Subscription (after deduction of commission and expenses of

the Placing) are estimated to be approximately HK$2,959 million and based on such estimated net proceeds, the net Placing Price is approximately HK$30.54 per Share. At present, the Company intends to use the net proceeds of the Placing for potential acquisition of assets and projects in infrastructure and real estate businesses, including commercial property projects such as office buildings and/or hotels.

The Company has not had any equity fund raising activities over the past 12 months.

RESUMPTION OF TRADING

Trading in the Shares has been suspended at the request of the Company with effect from 9:30 a.m. on Monday, 16th July 2007 pending the release of this announcement. Application has been made to the Stock Exchange for resumption in trading of the Shares with effect from 9:30 a.m. on Tuesday, 17th July 2007.

DEFINITIONS

"Closing Date"	18th July 2007 or such other date as the Vendor and the Placing Agent may agree
"Company"	Shanghai Industrial Holdings Limited, a company incorporated in Hong Kong with limited liability, whose shares are listed on the Stock Exchange
"Completion"	completion of the Placing pursuant to the Placing Agreement
"Conditions"	the conditions to which completion of the Subscription are subject
"Director(s)"	the director(s) of the Company
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"New Shares"	96,900,000 new Shares to be subscribed by the Vendor under the Subscription
"Placing"	the placing of the Placing Shares pursuant to the Placing Agreement
"Placing Agent"	UBS AG
"Placing Agreement"	the placing agreement dated 16th July 2007 among the Vendor, the Company and the Placing Agent relating to the Placing
"Placing Price"	HK$31.20 per Placing Share
"Placing Shares"	96,900,000 existing Shares

"Share(s)"	share(s) of HK$0.10 each in the share capital of the Company
"SIIC"	Shanghai Industrial Investment (Holdings) Co. Ltd., a company incorporated under the laws of Hong Kong with limited liability
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscription"	the subscription by the Vendor of the New Shares pursuant to the Subscription Agreement
"Subscription Agreement"	the conditional subscription agreement dated 16th July 2007 between the Vendor and the Company relating to the Subscription
"Vendor"	Shanghai Investment Holdings Limited, a company incorporated in the British Virgin Islands which is a wholly-owned subsidiary of SIIC (the controlling shareholder of the Company)

By Order of the Board
Shanghai Industrial Holdings Limited
Wong Mei Ling, Marina
Company Secretary

Hong Kong, 16th July 2007

As at the date of this announcement, the Board of the Company is comprised of:

Executive Directors:
Mr. Cai Lai Xing, Mr. Cai Yu Tian, Mr. Qu Ding, Mr. Lu Ming Fang, Mr. Ding Zhong De, Mr. Qian Shi Zheng, Mr. Yao Fang and Mr. Tang Jun

Independent Non-Executive Directors:
Dr. Lo Ka Shui, Prof. Woo Chia-Wei and Mr. Leung Pak To, Francis

END